Exhibit 99.1

Contact:	Daniel C. Dunn Chief Financial Officer 314/771-2400
Allied Healthcare Reports Flat Second Quarter Net
Income
With Higher Material Costs Eroding Profits
     ST. LOUIS, February 7, 2007 — Allied Healthcare Products, Inc. (NASDAQ: AHPI) reported that its net income declined 7.6 percent to $293,000, or 4 cents per share, during its second quarter ending December 31, 2006, versus $317,000, or 4 cents per share, for the second quarter last year.
     Net income for the first two quarters of fiscal 2007 fell 36.8 percent to $495,000, or 6 cents per share, from $783,000, or 10 cents per share, for the first two quarters of the prior year.
     Higher material prices cost about $1 million in pretax profit for the first half of the fiscal year, or about 7 cents per share, compared to the previous year, according to Earl Refsland, president and chief executive officer. Higher prices for raw materials, particularly copper and brass, have eroded company margins for the last 18 months.
     Refsland said that Allied had not increased its prices as planned due to competition in some product lines. Higher material prices will be addressed with a combination of pricing guidelines based on market conditions and negotiations with suppliers, he said.

     Sales in the second quarter increased about 8 percent to $14.3 million from $13.3 million the previous year. For the first two quarters of fiscal 2007, sales increased only slightly.
     Allied Healthcare Products, Inc. is a leading manufacturer of respiratory care products, medical gas equipment and emergency medical products used in a wide range of hospital and alternate care settings.
“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.” Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.
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ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

	Three months ended,		Six months ended,
	December 31,		December 31,
	2006	2005	2006	2005

Net sales	$14,273,950	$13,339,789	$28,751,392	$28,326,070
Cost of sales	10,757,222	9,766,848	21,715,111	20,778,612

Gross profit	3,516,728	3,572,941	7,036,281	7,547,458

Selling General and administrative expenses	3,091,418	3,032,153	6,282,415	6,202,112

Income from operations	425,310	540,788	753,866	1,345,346

Interest income	(28,059)	(18,718)	(56,228)	(26,675)
Other, net	(53,182)	8,924	(43,878)	19,993

	(81,241)	(9,794)	(100,106)	(6,682)

Income before provision for income taxes	506,551	550,582	853,972	1,352,028

Provision for income taxes	213,395	233,328	359,183	568,933

Net income	$293,156	$317,254	$494,789	$783,095

Net income per share — Basic and diluted	$0.04	$0.04	$0.06	$0.10

Weighted average common shares Outstanding — Basic	7,877,120	7,832,186	7,868,512	7,830,881

Weighted average common shares Outstanding — Diluted	8,059,573	8,050,069	8,064,650	8,041,758

ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	December 31, 2006	June 30, 2006

ASSETS
Current assets:
Cash and cash equivalents	$2,842,638	$2,696,324
Accounts receivable, net of allowances of $400,000 and $430,000, respectively	7,357,596	7,429,355
Inventories, net	12,187,592	11,491,305
Other current assets	498,154	224,853

Total current assets	22,885,980	21,841,837

Property, plant and equipment, net	10,902,795	11,252,934
Goodwill	15,979,830	15,979,830
Other assets, net	253,222	255,845

Total assets	$50,021,827	$49,330,446

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,666,116	$3,208,699
Deferred income taxes	677,188	689,942
Deferred revenue	465,000	465,000
Other accrued liabilities	2,670,374	2,834,495

Total current liabilities	7,478,678	7,198,136

Deferred revenue	1,240,000	1,472,500

Commitments and contingencies

Stockholders’ equity:
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	—	—
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	—	—
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,187,069 shares issued at December 31, 2006 and 10,155,569 shares issued at June 30, 2006; 7,883,577 outstanding at December 31, 2006 and 7,852,077 shares outstanding June 30, 2006, respectively	101,871	101,556
Additional paid-in capital	47,406,417	47,258,182
Retained earnings	14,526,289	14,031,500
Less treasury stock, at cost; 2,303,492 shares at December 31, 2006 and June 30, 2006, respectively	(20,731,428)	(20,731,428)

Total stockholders’ equity	41,303,149	40,659,810

Total liabilities and stockholders’ equity	$50,021,827	$49,330,446

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